Seward & Kissel LLP
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December 18, 2020
VIA EDGAR CORRESPONDENCE

Mr. David Lin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Wilshare wShares Enhanced Gold Trust Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-235913
Dear Mr. Lin:
This letter responds to the letter from your office dated December 7, 2020 providing comments from the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced pre-effective amendment no. 3 to the registration statement filed on November 18, 2020 ("Amendment No. 3") on Form S-1 (the "Registration Statement") for Wilshare wShares Enhanced Gold Trust (the "Registrant").
The Staff's comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below.  Revisions resulting from changes referenced in the responses below are reflected in pre-effective amendment no. 4 to the Registration Statement (the "Amendment").  A marked version of the Amendment in PDF format showing the changes made to the Amendment compared to Amendment No. 3 is included with this letter.  The definitions of terms used in the Registration Statement apply to terms used and not defined herein.
Description of the Index, page 40
Comment 1.
You state in the summary that the objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the daily realized volatility of the LBMA Gold Price, while also generally increasing its gold exposure systematically during periods of heightened realized volatility observed in the S&P 500® Index. Please add disclosure in this section to provide a clear and understandable description of the Index and its objective, including a discussion of the two relevant volatility measures and how their movements impact the Index and the weighting of its two components. As part of this discussion, please consider including a chart with hypothetical realized volatility assumptions and the applicable component weightings.
Response:
The referenced section in the Registration Statement has been revised to include additional information regarding how the movements of the two relevant realized volatility measures impact the Index and the weighting of the components.  The Registrant believes that the "Description of the Index" section, as revised, presents a clear and understandable description of the Index and its objective, including a discussion of the two relevant realized volatility measures and how their movements impact the Index and the weighting of its two components.

Comment 2.	Please disclose the specific methodology used to calculate the weighting of the cash and Physical Gold components.
Response:
The Registrant respectfully declines to include the specific methodology for the Index used to calculate the weighting of the cash and Physical Gold components and notes that the Index methodology is a technical document that is used by the Index Calculation Agent for purposes of maintaining and calculating the Index and is proprietary information owned by the Sponsor.  The Registrant believes that the summary of the Index methodology that is included in the "Description of the Index" section of the Registration Statement and summarized elsewhere in the prospectus contains all material information for potential investors regarding the operation of the Index.  Specifically, the "Description of the Index" section contains a description of the Index components, when the Index is rebalanced, what factors affect the rebalancing of the Index components and other limitations used to determine Index weights.  This section also contains all the material information investors would need to be able to see how the Index differentiates the Trust from other comparable ETF products.  The Registrant notes supplementally in this regard that the information included in the "Description of the Index" section with respect to the methodology used to calculate the weighting of the Index components is at least as detailed as the index descriptions included in the prospectuses for certain other comparable ETFs.[1]

[1]
See, e.g., Prospectus for ProShares Trust II dated September 17, 2020 at 39 (index description for the Ultra Gold Fund, a series of ProShares Trust II), available at: https://www.sec.gov/Archives/edgar/data/1415311/000119312520247310/d53366d424b3.htm; Prospectus for Invesco DB Gold Fund, a series of Invesco DB Multi-Sector Commodity Trust, dated August 27, 2020 at 32—34 (index description for Invesco DB Gold Fund), available at: https://www.sec.gov/Archives/edgar/data/1367306/000119312520233241/d85903d424b3.htm; and Prospectus for Pacer ETFs dated August 31, 2020 at 3—4 (index description for Pacer Trendpilot® US Large Cap ETF, a series of Pacer Funds Trust), available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1616668/000089418920007111/ck0001616668-20200430.htm.

Comment 3.	Please provide a chart or table quantifying the weighting of the cash and physical gold components during each of the last 12 months.
Response:
The "Description of the Index" section of the Registration Statement has been revised to include a table quantifying the weighting of the cash and physical gold components during each of the last 12 months.

Description of the Shares
Entitlements, page 62
Comment 4.
You disclose that the Trust Agreement includes a provision that limits the rights of the shareholders to bring a derivative action. Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provisions in the Trust Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act. In addition, discuss the difficulties that shareholders may have in attempting to locate other shareholders to reach the 25% threshold.

Response:
In response to the Staff's comment, the Registration Statement has been revised to reflect that the provision in the Trust Agreement that restricts the right of shareholders to bring a derivative action does not apply to any derivative action, suit, or other proceeding brought on behalf of the Trust for claims arising under the Securities Act or the Exchange Act or the rules and regulations thereunder. In addition, the Registration Statement now includes disclosure that describes some of the difficulties shareholders may experience in attempting to locate other shareholders to reach the 25% threshold, including increased costs.

Exhibits
Comment 5.
We note you have redacted certain information from your exhibits, such as Exhibits 10.1, 10.2, 10.4 and 10.6. To the extent you have redacted such information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and would likely cause competitive harm to the company if publicly disclosed.
Response:	The exhibit index has been marked accordingly and the exhibits have been revised accordingly and refiled with the Amendment.
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If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Christopher D. Carlson Christopher D. Carlson
cc: William Cai, Partner, Wilshire Phoenix Funds LLC

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